EXHIBIT 12.1
ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)
(Unaudited)

	Nine Months Ended
	September 30,		Twelve Months Ended December 31,
	2005 (1)	2004 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)
Earnings from operations	$91,646	$93,309	$117,310	$116,959	$126,163	$98,385	$119,983
Add:
Interest expense	137,653	103,239	139,916	119,405	116,021	52,606	84,377

Earnings as adjusted	$229,299	$196,548	$257,226	$236,364	$242,184	$150,991	$204,360

Fixed charges:
Interest expense	$137,653	$103,239	$139,916	$119,405	$116,021	$52,606	$84,377
Capitalized interest	27,344	17,110	23,572	26,854	32,377	29,186	37,079

Total fixed charges	$164,997	$120,349	$163,488	$146,259	$148,398	$81,792	$121,456

Ratio of earnings to fixed charges	1.4	1.6	1.6	1.6	1.6	1.8	1.7

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.